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                                                                    EXHIBIT 6.19


[MCGOWEN RESOURCES COMPANY LETTERHEAD]



                                January 28, 1999


Hogan Exploration, L.L.C.
221 Wall Street
P.O. Box 1149
Columbia, LA 71418

c/o Roy M. Alverson

Gentlemen:

         We have been furnished certain materials concerning the proposed sale of Hogan Exploration L.L.C.'s (Hogan) interest in five wells located in Abbeville Field, Vermilion Parish, Louisiana. Based on our review of these materials, McGowen Resources Company, Inc., (MCGR) proposes to purchase the properties subject to the following terms and conditions:

         (1) MCGR will pay $300,000 cash for the properties;

         (2) Hogan agrees to deliver all their right, title and interest in the leases, minerals, wells, equipment, pipelines, rights of way and any other properties which are necessary or convenient to the operations of the wells to MCGR at closing. Hogan warrants that their interests shall be no less than the following for each well and unit listed below and that no interests have been or will be assigned from Hogan or its affiliates from October 1, 1998 to closing:

                  WELL               WI                NRI              ORRI
                  ----               --                ---              ----
                  C. Cormer #1       .95136884         .72640065        N/A
                  Sellers #2         .92670855         .69627845        .00385156
                  E. Baudoin #1      .9590927          .75783069        .00222283
                  A B Baudoin #1     .73634113         .59126124        N/A
                  J N Sellers #1 SWD .92218388         N/A              N/A

         (3) Hogan agrees to deliver all land, geological, geophysical, engineering, accounting, operations and other records pertaining to the wells, leases and equipment to MCGR at closing including but not limited to maps, seismic data, logs, title opinions, tests, cores, analysis, production information, etc.

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         (4) Hogan agrees it will deliver clear and marketable title unencumbered by liens, mortgages or any other encumbrances and Hogan agrees to deliver a title opinion from a reputable law firm confirming that the title is clear at least ten days prior to closing.

         (5) Hogan warrants that to its knowledge there is no pending litigation or claims for surface damages, environmental damages or any other claims or litigation pending from the operation of the wells.

         (6) Hogan agrees to provide a complete inventory list of all equipment located on the premises and agrees to provide MCGR with a receipt for the sale of such equipment to MCGR at closing.

         (7) Prior to closing Hogan agrees to deliver Letters in Lieu of Transfer Order to MCGR and any purchasers of the oil or gas produced by the wells, instructing them to pay MCGR for all production from the wells.

         (8) Effective date of sale shall be 7:00 a.m. January 1, 1999. Hogan agrees to reimburse MCGR at closing for any production revenues collected by Hogan for production after effective date of sale.

         (9) Hogan agrees to furnish MCGR with a copy of its gas and/or oil sales contracts for the wells and MCGR shall have the right to withdraw its offer within 48 hours after reviewing the contracts if MCGR determines they are unacceptable. Hogan further agrees not to enter into any additional contracts for the sale of oil or gas before closing.

         (10) Hogan agrees to furnish MCGR with the name, address and telephone number of its pumper for the wells prior to closing. It is agreed by the parties that MCGR shall have no obligation to continue to employ the pumper or any other workman associated with the wells and MCGR shall have no liability for any past compensation or benefits due the employees.

         (11) Closing shall occur at 10:00 a.m. March 1, 1999 at MCGR's offices in Dallas, Texas, or at any other time and date mutually agreed upon by the parties.

         (12) It is agreed that MCGR shall have no obligation to any broker, agent or other party employed by Hogan for the sale of the properties and

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              Hogan agrees to indemnify MCGR against any claim for fees by any third party working on behalf of Hogan.

         (13) It is understood and agreed that MCGR shall be acquiring operatorship of the wells and if approval is necessary from the other working interest owners, Hogan will obtain such approval to the extent necessary for MCGR to take over operations at closing. Hogan further agrees that it will furnish MCGR with a copy of any operating agreement complete with any amendments thereto for MCGR's review and approval before closing.

         If the terms and conditions stated herein are acceptable, please execute and return one original of this letter indicating Hogan's acceptance by 5:00 p.m. February 1, 1999. If your affirmative reply is not received by fax or mail by that time, MCGR may, at its option, withdraw the offer without notice.



                                             Yours very truly,


                                             /s/ JAMES P. MCGOWEN

                                             James P. McGowen, President


Agreed and accepted this 29th day of January, 1999.

FOR: Hogan Exploration, L.L.C.

BY:  /s/ [ILLEGIBLE]
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ITS: Pres.
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